UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(MAY 12, 2004)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Press Release - Quarter ended March 31, 2004

2.

Financial Statements for the Three Months ended March 31, 2004

3.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended March 31, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: MAY 12, 2004

BY:    /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Corp. Announces First Quarter 2004 Results

Continues Progress in Securing the Wireless Data Ecosystem

TORONTO, CANADA, May 11, 2004 -- Diversinet Corp. (OTCBB: DVNTF), a leading provider of security management products for the mobile data ecosystem, today announced its first quarter 2004 results.  Revenues for the first quarter of 2004 were $2,187,000, up from $1,806,000 in the first quarter of 2003.  The higher revenue was primarily due to the acquisition of Caradas, Inc. in September 2003.

The net loss for the three months ended March 31, 2004 was $1,343,000, or $0.11 per share, compared to a net loss for the same quarter in fiscal 2003 of $952,000, or $0.30 per share.  EBITDA* before stock-based compensation expense for the quarter was $(960,000) compared to $(892,000) for first quarter of 2003.  Cash at quarter end was $2,463,000 compared to $1,967,000 in March 2003.  During the quarter $400,000 of the promissory note was replaced by the issuance of 200,000 common shares.

A key strategic objective for Diversinet in the 2004 to 2005 timeframe is to build upon the successful partnerships the company has established to embed the Passport™ Trust Platform into the mobile data ecosystem, maintaining a partnership-centered go-to-market strategy with:

•

Application Providers: 3rd party application providers, application service providers, enterprise owners;

•

Device Providers: Handset, operating system, chip providers; and

•

Service Providers: Wireless carriers, trust service providers, management system providers.

As the major players in the ecosystem, these providers all have the need to incorporate security management into their offerings.  Diversinet is positioned as a leading supplier of such infrastructure, and will focus upon quarter-to-quarter progress in establishing strategic relationships for distribution and OEM sales of the Passport Trust Platform, laying the foundation for future recurring revenue growth by enabling these market players.  This will require continued investment in the areas of R&D, product marketing, establishment of global distribution channels and direct sales until the flow of recurring revenues begins.  The Diversinet professional services team will remain focused on continuous quarter-to-quarter improvements in revenue production and gross margin.

In the first quarter, the integration of the DSS and Caradas acquisitions was completed, and the executive management team was enhanced to include Charles Walton as chief operating officer and Stuart Vaeth as chief security officer.  Other highlights of the quarter included: completion of a $2,000,000 private placement with Lakefront Partners, LLC; resolution of the Silva Run litigation, which included a one-time payment of $317,000 for legal and other associated costs of this resolution; appointment of Patrick Gauthier of Visa USA, Howard Schmidt of eBay and James (‘Jay’) Wigdale Jr. to the Diversinet advisory board; expansion into China through signing of a cooperative agreement with Guangdong Electronic Certification Authority as a service provider to stimulate China's emerging mobile commerce market; and the confirmation of Passport  Trust Platform interoperability for secure email on BlackBerry from device provider Research In Motion (RIM).

“The global wireless industry is growing as expected as more capable devices, value-added data services and new network delivery mechanisms such as 3G and WiMAX come on line, and these will provide the network foundation upon which Diversinet’s vision of establishing the de-facto security management infrastructure for the wireless data ecosystem is based,” said Nagy Moustafa, president and CEO of Diversinet.   “The Passport Trust Platform is well suited to support strong authentication of devices and owners, privacy of messaging and application transactions, application integrity, and digital rights management of high-value content.”

Diversinet will seek to work with application providers to enable mobile payments, messaging, data access, gaming and wagering, high-value content download, enterprise mobile work force and other applications.  Diversinet will also focus on the introduction of new Passport Trust Platform support for securing wireless messaging on a convenient end-to-end basis.  Of particular importance for the company will be strengthening its position in the China market through a strategic sales and marketing partnership for the Passport Trust Platform.  Finally, Diversinet is emphasizing the delivery of improved financial performance through alignment of all assets of the company and strong operational focus on executing to the Diversinet business plan.

About Diversinet

Diversinet is a leading provider of wireless data security management products and services to application, device, and service providers.  The company's flagship product, the standards-based Passport™ Trust Platform, provides strong end-to-end security for wireless applications and other infrastructure services, enabling Diversinet customers and partners to achieve trust across the mobile data ecosystem, as well as higher productivity and new revenue channels.  Passport ensures the security and integrity of wireless data transactions such as mobile payments, messaging, data access, gaming and wagering, high-value content download, enterprise mobile work force and other applications.  Passport enables application developers, wireless carriers, service providers and manufacturers of mobile devices, operating systems, SIM/OTA platforms and DRM platforms to implement secure wireless data services more quickly and at significantly lower cost.

Diversinet's customers and partners include Visa, Fleet Credit Card Services, First National Bank, Hongkong Post, and Research in Motion (RIM).  Diversinet is headquartered in Toronto, Canada, with offices in Boston, MA, Fremont, CA, and Hong Kong, SAR. For more information, visit www.diversinet.com.

# # #

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.  Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission.

*EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization.  Diversinet uses EBITDA, among other measures, to assess the operating performance of its ongoing business, and applies the use of such measure consistently from quarter to quarter.  The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore may not be comparable to similarly titled measures presented by other companies.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]

(Unaudited)
	March 31	December 31
	2004	2003
	$	$

ASSETS
Current
Cash and cash equivalents	1,214,985	722,569
Short-term investments	1,248,484	1,243,960
Accounts receivable	936,557	1,081,760
Other receivables	107,600	85,748
Prepaid expenses	174,916	375,009
Total current assets	3,682,542	3,509,046
Capital and intangible assets, net	1,983,227	2,182,531
Goodwill	5,311,932	5,311,932
Total assets	10,977,701	11,003,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable	756,633	899,644
Accrued liabilities	888,376	1,351,400
Current portion of promissory note	150,000	300,000
Notes payable	23,670	28,192
Deferred revenue	335,109	477,449
Total current liabilities	2,153,788	3,056,685
Promissory note	-	300,000
Total liabilities	2,153,788	3,356,685

Shareholders’ equity
Share capital	51,526,196	49,191,482
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Share purchase warrants	1,397,056	1,331,652
Contributed surplus	432,940	126,173
Deficit	(43,011,558)	(41,481,762)
Total shareholders’ equity	8,823,913	7,646,824
Total liabilities and shareholders’ equity	10,977,701	11,003,509

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[in United States dollars]
(Unaudited)

	Three months March 31
	2004	2003
	$	$

REVENUE
	2,186,906	1,805,620

Cost of sales	1,653,260	1,392,192
Gross margin	533,646	413,428

EXPENSES
Research and development	331,089	294,183
Sales and marketing	533,066	254,853
General and administrative	814,963	756,288
Depreciation and amortization	203,766	90,958
	1,882,884	1,396,282
Loss before the following	(1,349,238)	(982,854)
Interest (income)	(6,329)	(31,079)
Loss for the period	(1,342,909)	(951,775)

Basic and diluted loss per share	(0.11)	(0.30)

Weighted average common shares outstanding	11,881,901	3,222,208

Deficit, beginning of period	(41,481,762)	(35,863,688)
Adjustment for change in accounting for stock based compensation	(186,887)	-
Adjusted deficit	(41,668,649)	(35,863,688)
Loss for the period	(1,342,909)	(951,775)
Deficit, end of period	(43,011,558)	(36,815,463)

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)

	Three months March 31
	2004	2003
	$	$

OPERATING ACTIVITIES
Loss for the period	(1,342,909)	(951,775)
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	203,766	90,958
Stock-based compensation expense	185,284	-
Unrealized foreign exchange loss	-	76,599
Changes in non-cash working capital items related to operations:
Accounts receivable and other receivables	123,351	1,589,741
Prepaid expenses	200,093	57,696
Accounts payable and accrued liabilities	(606,035)	(231,008)
Deferred revenue	(142,340)	14,337
Cash provided by (used in) operating activities	(1,378,790)	646,548

FINANCING ACTIVITIES
Issue of common shares, common purchase options, warrants for cash and share consolidation costs	1,884 ,714	-
Share consolidation costs	-	(5,436)
Notes payable	(4,522)	(873,996)
Deferred financing costs	-	(23,025)
Bank indebtedness	-	(240,979)
Cash provided by (used in) financing activities	1,880,192	(1,143,436)

INVESTING ACTIVITIES
Short-term investments	(4,524)	1,016,362
Acquisition, net of cash received	-	(214,093)
Additions to capital assets	(4,462)	-
Cash provided by (used in) investing activities	(8,986)	802,269

Net increase in cash and cash equivalents during the period	492,416	305,381

Cash and cash equivalents, beginning of the period	722,569	499,869

Cash and cash equivalents, end of the period	1,214,985	805,250

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in United States dollars)
Three months ended March 31, 2004

Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets secured wireless and identity management solutions and professional services to the enterprise, financial services, government and gaming and wagering marketplaces.

1. Future Operations

These interim financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business.  Certain conditions and events exist that cast doubt on the Company's ability as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate.  These interim financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies

a) Basis of presentation

In the opinion of management, the unaudited interim consolidated financial statements of the Company have been prepared on a consistent basis with the December 31, 2003 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company as at March 31, 2004 and the statement of loss and deficit and cash flows for the three months ended March 31, 2004 and March 31, 2003in accordance with Canadian generally accepted accounting principles (GAAP).  The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the fourteen month period ended December 31, 2003.

b) Goodwill

The Company uses the purchase method of accounting for business combinations.  The Company evaluates all business combinations for intangible assets that must be recognized and reported apart from goodwill.  Goodwill acquired in business combinations after June 30, 2001 is not amortized and will be tested for impairment on at least an annual basis.

c) Stock-based compensation

Effective January 1, 2004, Canadian GAAP requires the Company to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options.  In accordance with the transition rules, the Company determined the fair value of stock options granted to employees since November 1, 2002, using the Black-Scholes Option Pricing Model and recorded an adjustment to opening retained earnings in the amount of $186,887, representing the expense for the 2003 fiscal year.  The offset to the retained earnings is an increase in the contributed surplus.  The estimated impact of adopting this accounting standard in 2004 will be an increase in compensation expense of approximately $750,000.  For the three months ending March 31, 2004, an expense with respect to stock-based compensation in the amount of $185,284 has been recorded.

3. Acquisitions

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies, a consulting services provider.  The promissory note in the amount of $600,000 payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 has been replaced by the issuance of 200,000 Diversinet common shares and cash payments of $50,000 in February 2004, $50,000 on April 2004 and $100,000 on January 2005.  The existing 120,000 warrants exercisable at $3.75 have been replaced by issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 expiring on December 31, 2006.  The common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.

1. Interest in joint venture

On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company's Asian activities.  Each party holds a 50% interest in the joint venture.  These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenue and expenses.

The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at March 31, 2004.  There were no operations in the joint venture this quarter.

Capital assets		158,865
Total assets		$158,865

Accounts payable		124,975
Accrued liabilities		1,058
Total liabilities		$126,033

5. Segmented information

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at March 31, 2004, 61% (75%-2003) of the capital assets were located in Canada, 22% (4%-2003) were located in the United States and 17% (21%-2003) in Hong Kong.  For the three month period ending March 31, 2004, one customer contributed 15% of the total revenue.  (Two customers contributed 32% and 25% of total revenue for the same period in 2003.)  Revenue by geographic location of customer was as follows:

	Three months March 31
	2004	2003
	$	$
REVENUE
United States	2,043,009	1,592,517
Asia	31,359	213,103
Canada	7,538	-
Other	105,000	-
	2,186,906	1,805,620

6. Share capital
a) As at March 31, 2004, the following were outstanding:
Number of common shares	12,228,277
Number of common share purchase warrants	2,192,404
Number of common share options granted under the Company's stock option plan	1,116,146

b) On January 20, 2004, the Company completed a private placement through the issuance of 1,000,000 common shares and 1,100,000 common share purchase warrants.  The Company received gross proceeds of $2,000,000 in the transaction.  The warrants were comprised of 500,000 warrants exercisable at $2.00 and 600,000 at $2.05.  Each warrant entitles the holder thereof to acquire one common share for a period of three years.  The common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission

7. Stock based compensation

a) On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening deficit of $186,887 for stock options granted to employees on or after November 1, 2002.

During the three months ended March 31, 2004 the Company recorded compensation expense for $119,880 related to the stock options granted to employees.  As a result of opening adjustment and expense for the period, $306,767 has been recorded in contributed surplus.

b) In the three months ended March 31, 2003, based on stock options issued subsequent to November 1, 2002, the stock based compensation expense for this period would have been $45,503 and pro forma loss for the three months ended March 31, 2003 would have been $997,278.

c) There have been options granted during the three months ended March 31, 2004.  The weighted average estimated fair value at the date of the grant for options granted for the three months ended March 31, 2003 was $2.05.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended March 31 2004 and 2003
Risk-free interest rate	3.1% 150% 3 years
Volatility factor of the future expected market price
Weighted average expected life of options

Management's Discussion and Analysis of Financial Condition and Results of Operations

When used herein, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position.  All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company’s business and operations, and other such matters are forward-looking statements.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.  The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report.

Overview

Please find enclosed the unaudited Consolidated Balance Sheets as at March 31, 2004 and December 31, 2003 and the unaudited Consolidated Statements of Loss and Deficit and the Consolidated Statements of Cash Flows for the three months ended March 31, 2004 and March 31, 2003 and the unaudited Notes to Interim Consolidated Financial Statements for Diversinet Corp.  In January 2003 we completed the acquisition of DSS Software Technologies (DSS) and in September 2003 we completed the acquisition of Caradas, Inc.  Both of theses company’s results are included as of their acquisition date.

DSS is a systems integrator and consulting provider serving businesses in the Silicon Valley with skilled and professional software consultants.  DSS’s consultants work in information services and information technology departments for a wide variety of companies performing functions such as system administration, database administration, software development, web development, data conversion, ERP - CRM implementation, migrations, upgrades, integrations and developing interfaces.  DSS’s current technical expertise is focused on Oracle, CRM (Siebel), ERP, Java development and architecture.

Caradas focuses on smart card-based application security systems within the financial services industry, particularly as a vehicle for managing relationships between issuers and cardholders.  Caradas offers a suite of solutions and services to define and implement secure application infrastructures.  The Caradas Connexus™ Platform Caradas provides turnkey solutions for smart card-based application security systems using a suite of Caradas developed and third-party technology components.  Caradas services provides a set of professional integration services for the strategy and support behind the technology.  The Caradas team has developed a methodology for implementing application security systems.  Caradas Labs™ provides benchmarking and evaluation of core technologies through the testing centre.

During the 2003 the Company changed its measurement and reporting currency from Canadian dollars to United States dollars and changed its year end from October 31st to December 31st.  In addition, except where otherwise indicated, all financial information is presented in United States dollars.

During the quarter, Charles Walton was promoted to Chief Operating Officer and will be responsible for overseeing the Company's global sales and marketing activities, as well as its professional services organization.  In April the Company announced the addition of Stu Vaeth as Chief Security Officer, responsible for leading the research and development of new wireless security technologies, evaluating new markets and exploring partnership and acquisition opportunities.  During the quarter, the Company accepted the resignations of Atul Parikh and Nick Darwish.  Both have determined to pursue alternative opportunities.

In January, the Company received $2,000,000 in gross proceeds from a private placement with Lakefront Partners, LLC.  Additionally, James B. Wigdale, Jr. (founder of Lakefront) has agreed to join Diversinet's advisory board and to become a strategic partner and business consultant to assist the Company over the next two years with its corporate development.

Operating Results

For the three months ended March 31, 2004, we reported a 21% increase in revenue to $2,187,000 compared to revenue of $1,806,000 for the quarter ended March 31, 2003.  The higher revenue was due primarily to the acquisition of Caradas in September 2003.  During Q1 2004 we recognized $300,000 from licensing compared to $213,000 for Q1 2003.  With the acquisitions of DSS and Caradas, we continue to make progress in the US market; for the three months ended March 31 we derived 93% (88% for 2003) of our revenues from this marketplace.

Cost of sales for the three months ended March 31, 2004 was $1,653,000 (or gross margin of 24%) compared with $1,392,000 (or gross margin of 23%) for the quarter ended March 31, 2003.  This represents the direct costs associated for completing the software solutions and consulting services revenue.  The slightly higher margins reflects a modest increase in license revenues for the quarter as well as better margins from our fulfilment operations.

Research and development expenses increased to $331,000 in the three months ended March 31, 2004 from $294,000 in the three months ended March 31, 2003.  With the addition of Caradas in September 2003, we increased our R&D costs modestly.

Sales and marketing expenses were $533,000 in the first quarter of 2004 compared to $255,000 in the first quarter of 2003.  The increase is due in part to the addition of Caradas in September 2003, whereby we added three additional sales people.  During the quarter we expanded the sales team adding experienced sales people in the United States.  We believe that selective additions to the sales team will benefit the Company through increased revenues in the short to medium term.

General and administrative expenses were $815,000 for the first quarter of 2004 compared to $756,000 incurred during the first quarter of 2003.  On January 1, 2004, the Company adopted CICA Handbook Section 3870, requiring the Company to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options.  For Q1 2004 we recorded $185,000 ($0-2003) for stock-based compensation expense in G&A.  Foreign exchange losses were $nil for the three months compared to losses of $77,000 for the respective period in 2003.  During the first quarter of 2004 we spent $94,000 in legal fees to settle the Silva Run Worldwide Ltd. lawsuit that was started in May 1996.

Depreciation and amortization expense in the first quarter of 2004 increased to $204,000 from $91,000 in the first quarter of 2003.  This increase is due to the addition of DSS and Caradas in the consolidated numbers and to the amortization of purchased technology and customers assets that were set up upon the acquisition of Caradas.

We reported a net loss of $1,343,000 for the three months ended March 31, 2004 compared to a net loss of $952,000 in the prior year’s first quarter.  The increase net loss in the first quarter of 2004 is partly attributable to increased sales and marketing costs from the inclusion of the Caradas acquisition, increased depreciation and amortization from the Caradas acquisition and the expensing of stock-based compensation.

Liquidity and Capital Resources

Cash used in operating activities was $1,379,000 in the three months ended March 31, 2004.  Cash used during the quarter was comprised of the net loss of $1,343,000, less net depreciation and amortization of $204,000 and stock-based compensation expense of $185,000.  Other non-cash items include a decrease in accounts payable and accrued liabilities of $606,000 (including $225,000 paid to settle a legal fee dispute with Kaye Scholer, our former attorneys on the Silva Run Worldwide litigation), a decrease in receivables of $123,000, an decrease in deferred revenue of $142,000 and an decrease in prepaid expenses of $200,000.  Cash provided by operating activities was $647,000 in the quarter ended March 31, 2003, attributable to the net loss of $952,000 less net depreciation and amortization of $91,000.  Other non-cash items include a decrease in accounts payable and accrued liabilities of $231,000, a decrease in receivables of $1,590,000, an increase in deferred revenue of $14,000 and a decrease in prepaid expenses of $58,000.

Cash provided by financing activities in the three months ended March 31, 2004, was $1,880,000.  Cash used in financing activities in the quarter ended March 31, 2003, was $1,143,000 representing a reduction in notes payable from the acquisition of DSS and the repayment of the DSS bank indebtedness of $240,000.  In January 2004, the Company completed a private placement through the issuance of 1,000,000 common shares and 1,100,000 common share purchase warrants.  The Company received gross proceeds of $2,000,000 in the transaction.  The warrants were comprised of 500,000 warrants exercisable at $2.00 and 600,000 at $2.05. Each warrant entitles the holder thereof to acquire one common share for a period of three years.  Furthermore, the DSS promissory note in the amount of $600,000 payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 has been replaced by the issuance of 200,000 Diversinet common shares and cash payments of $50,000 in February 2004, $50,000 on April 2004 and $100,000 on January 2005.  The existing 120,000 warrants exercisable at $3.75 have been replaced by issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 expiring on December 31, 2006.  The common shares from both these transactions cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.

Cash used in investing activities in the three months ended March 31, 2004 was $9,000 and consisted of a decrease in short term investments of $5,000 and $4,000 attributable to capital asset additions.  Cash provided by investing activities in the three months ended March 31, 2003 was $802,000 and consisted of a decrease in short term investments of $1,016,000 and the DSS acquisition, net of cash received of $214,000.

We believe that our cash and cash equivalents and short term investments as at March 31, 2004 of $2,463,000 may be insufficient to meet our short-term working capital requirements for the remainder of the fiscal year.  We plan to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts, the useful lives of intangible assets, including customer assets and purchased technology, and goodwill impairment.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in the opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our F-3 and annual Form 20-F filed with the SEC in the United States and filed on SEDAR in Canada.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  The projected cash flows for the company are based upon assumptions that include, amongst others, a revenue stream from wireless security and identity management solutions and the success of future external financing initiatives.  Should these projects be delayed then the present working capital would not be sufficient for the company to continue in the normal course of operations.

In recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities.  It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and may be unlikely to be sufficient within fiscal 2004.  We have obtained funding for operations from private placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  Moreover, we have generally recorded a significant portion of our total quarterly license revenues in the third month of a quarter, with a concentration of these license revenues in the last half of that third month.  This concentration of revenues is influenced by customers' tendencies to make significant capital expenditures at the end of a fiscal quarter.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately ratable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

If our common shares should become ineligible for continued quotation on the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Market conditions: The general economic conditions may have a significant impact on our ability to generate sales for our solutions.  During fiscal 2002 and 2003, we experienced decreased activity from a number of our potential customers and generally the adoption of wireless services has not proceeded as rapidly as previously expected.  We have focused a large portion our sales and marketing efforts in Asia and Hong Kong.  Over the past year, several economies in Asia, including Hong Kong, have been negatively affected by the outbreak of severe acute respiratory syndrome, or SARS.  Some industries in Hong Kong have been hit hard by the SARS outbreak.  The dramatic decline in the business is expected to have negative effects on the economy of Hong Kong for 2003 and 2004.  The Government of Hong Kong and business communities have taken various measures to stimulate the economic recovery of Hong Kong.  While the ultimate impact of SARS is unclear at this time, the effects of these measures are crucial to Hong Kong’s future financial condition and economic developments, which would in turn affect our financial condition and results of operations.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2003, we incurred a portion of our expenses in U.S. dollars, but we also incurred a portion of our expenses in other currencies including Canadian dollars, Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financings in June 2003 and January 2004, we have a portion of our cash resources in U.S. dollar short-term investments and in Canadian dollars.  During fiscal 2003 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company's activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.  During the quarter, the Silva Run Worldwide Ltd. lawsuit that was started in May 1996 was settled.  Furthermore the Company also settled the outstanding legal fee dispute with Kaye Scholer, our former attorneys on the Silva Run Worldwide Ltd. litigation.

Certifications

Certification of Principal Executive Officer Pursuant to Section 906 of the

Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

In connection with the Quarterly Report of Diversinet Corp. (the “Company”) on Form 6-K for the quarter ended March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Nagy Moustafa, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 12, 2004

/s/ Nagy Moustafa

Nagy Moustafa

President & CEO

The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.

Certification of Principal Financial Officer Pursuant to Section 906 of the

Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

In connection with the Quarterly Report of Diversinet Corp. (the “Company”) on Form 6-K for the quarter ended March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Hackett, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 12, 2004

/s/ David Hackett

David Hackett

Chief Financial Officer

The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.